EXHIBIT B

MANAGEMENT AGREEMENT

          This Management Agreement (this “Agreement”) is entered into as of the 9th day of September, 2002 between Sunra Capital Holdings Limited, a Bermuda company (“SCH”), and California Pacific Capital LLC, a Delaware limited liability company (“Advisor”).

          1.          Appointment of Advisor. SCH hereby engages Advisor to provide the investment services described in this Agreement (the “Services”) with respect to SCH. Advisor agrees to use its diligent, commercially reasonable efforts to provide the Services.

          2.          Authority and Discretion of Advisor.

                       2.1          General Authority. SCH grants to Advisor absolute power and authority to manage and administer, in its sole discretion, the assets of SCH (now owned or hereafter acquired), including full power and authority to exercise all incidents of ownership with respect to such assets, including, but not limited to, the power of attorney, the sole power to vote or to direct the voting of any Securities (as defined below) held by SCH (now owned or hereafter acquired) and the sole power to dispose, or to direct the disposition of any such Securities, in the name, and for the account and risk, of SCH, including the power and authority to do any of the following things, in the sole discretion of Advisor, without prior approvals and directions from, or consultations with, SCH or any custodian of such assets:

                                       (a)          to have and exercise, in its sole discretion all “Voting power” as such term is defined and used in the Securities Exchange Act of 1934 (“Exchange Act”) and under Rule 13(d)-3, as promulgated under the Exchange Act;

                                       (b)          to have and exercise, in its sole discretion all “Investment power” as such term is defined and used in the Exchange Act and under Rule 13(d)-3, as promulgated under the Exchange Act;

                                       (c)          to authorize sub-advisers, in their discretion, to buy, sell, transfer, assign, pledge, lend, exchange, deliver and otherwise trade in Securities (as defined below), and purchase Securities in public offerings (including initial public offerings) and private placements;

                                       (d)          to engage directly in investment activities of the kind contemplated by clause (c) above;

                                       (e)          to select and engage custodians for SCH assets, enter into and terminate agreements with such custodians on terms and conditions approved by Advisor, and monitor the performance of such custodians;

                                       (f)          to perform any other act, including the signing and delivering of contracts, instruments, orders, receipts and all other documents, incidental to the broad powers granted to Advisor under this Agreement; and

                                       (g)          to select and engage other investment advisers as sub-advisers to SCH, enter into and terminate agreements with those sub-advisers on terms and conditions approved by Advisor, and monitor the performance of the sub-advisers;

provided, however, that Advisor cannot invest assets of SCH in investment related limited partnerships, limited liability companies or other entities managed by Advisor for which Advisor is separately compensated, unless Advisor receives the prior written consent of SCH, and in such case, the assets so invested would not be included in the computation of the fees described in Section 3 below.

As used in this Section 2, the term “Securities” encompasses common stock, preferred stock, warrants, convertible securities, bonds, notes, options, shares of investment companies, partnership interests, limited liability company interests, interests in REITs, derivative instruments, and any similar or related investment instruments or vehicles.

                       2.2          Custodian Instructions. SCH authorizes Advisor to give written instructions to any custodian for SCH assets at any time, and from time to time to (a) deliver any Securities sold, exchanged or otherwise disposed of from SCH to the relevant transferee, upon receipt of payment for such Securities, and (b) pay cash for any Securities delivered to a custodian upon acquisition for SCH. SCH authorizes and directs each custodian for SCH assets to follow such instructions. Except for payment of fees under Section 3 below, this authority shall not include the authority to cause Securities or cash to be delivered to Advisor.

                       2.3          Other Authorizations.

                                       (a)          In connection and simultaneous with the execution of this Agreement, SCH will execute and deliver to Advisor a copy of the Power of Attorney attached as Exhibit A to this Agreement.

                                       (b)          SCH, at its expense, shall promptly and duly execute and deliver such other documents and assurances, including, but not limited to, any powers of attorney and authorizations to buy, sell or otherwise dispose of any assets held by SCH, and shall take such further action as the Advisor may from time to time request in order to carry out the intent and purpose of this Agreement and the other agreements and transactions contemplated herein, including, but not limited to, voting of the Securities and the acquisition and disposition thereof in accordance with the power and authority granted Advisor hereunder and thereunder, and to establish and protect the rights and remedies created or intended to be created in favor of Advisor hereunder. Further, SCH will furnish, and will direct any custodian engaged by SCH or Advisor to furnish, such additional authorizations as may be requested from time to time by Advisor, or by brokers or other third parties with which SCH has dealings, in order to implement the authority granted in this Section 2 or otherwise carry out the intent and purpose of this Agreement.

          3.          Fees and Expenses.

                       3.1          Management Fee. SCH will pay Advisor a management fee (“Management Fee”) at the annual rate of 2.0% of the Assets Under Management. For purposes hereof, “Assets Under Management” means the aggregate cash or other consideration paid into

SCH as capital (whether or not then characterized as capital on SCH’s books or otherwise) through the specified time, determined in U.S. dollars as of the date of investment, and without regard to distributions. The Management Fee will be paid quarterly in advance based on the Assets Under Management as of the first day of each calendar quarter. SCH will pay the Management Fee in U.S. dollars promptly following the beginning of such quarter, unless the Advisor elects to defer receipt of the Management Fee as further described below. The Management Fee will be prorated for any period that is less than a full calendar quarter, and will be deducted in computing the net profit or net loss of SCH. For purposes of this Agreement the effective date for billing purposes is July 1, 2002. Notwithstanding the foregoing, upon request by SCH, and with the consent of the Advisor, the Management Fee may be waived or reduced with respect to Assets Under Management invested in SCH by employees or affiliates of the Advisor, relatives of such persons, and for certain strategic investors.

                       3.2          Incentive Fee. SCH will pay Advisor the incentive fees as set forth in this Section 3.2 (“Incentive Fee”).

                                       (a)          Appreciated Net Asset Value. Within 60 days after the end of each fiscal year of SCH, SCH will determine the Appreciated Net Asset Value for such fiscal year. For purposes hereof, “Net Appreciated Asset Value” means the increase in the value of SCH net assets, if any, during such fiscal year over the net assets of SCH, as of the end of the prior fiscal year. The value of SCH’s assets will be determined as set forth below. For purposes of this clause (a) the Incentive Fee is an amount equal to twenty percent (20%) of Net Appreciated Asset Value. If SCH determines that it has generated a Net Appreciated Asset Value for a fiscal year, and Advisor elects in writing within 60 days following receipt of such determination to receive an Incentive Fee with respect to such Net Appreciated Asset Value, SCH will pay the Incentive Fee with respect to such Net Appreciated Asset Value within 15 days following receipt of such notice. If SCH incurs a net reduction in net assets for one or more fiscal years, and during a subsequent fiscal year or years SCH generates Net Appreciated Asset Value, no Incentive Fee will be payable under this clause until the aggregate amount of the net reductions in net assets previously allocated has been recouped against Net Appreciated Asset Value for applicable fiscal year(s). If any Distribution (as defined in clause (b) below) is made during a fiscal year, the value of the Distribution will be subtracted from the value of SCH net assets for the prior fiscal in determining Net Appreciated Asset Value for such fiscal year in which the Distribution is made, unless Advisor receives an Incentive Fee pursuant to clause (b) with respect to such Distribution.

                                       (b)          Distributions. SCH will notify Advisor at least 30 days prior to making any distribution to SCH shareholders on account of their equity holdings in SCH (“Distribution”). For purposes of this clause (b), the Incentive Fee is an amount equal to twenty percent (20%) of the value of such distribution, calculated as of the time of such distribution. If Advisor elects in writing within 30 days following the date of such distribution to receive an Incentive Fee with respect to such distribution, SCH will pay the Incentive Fee with respect to such distribution within 15 days following receipt of such notice. If such distribution is made other than in cash in U.S. dollars, the value of such distribution in U.S. dollars will be determined by as set forth below. It is the intent of the parties that if Advisor receives an Incentive Fee with respect to a Distribution under this clause in a fiscal year, that Advisor may also receive an Incentive Fee under clause (a) with respect to such fiscal year, it being understood that the calculations of the fees under such clauses are intended not to double-count fees payable with respect to such Distribution.

                                       (c)          Carry Over of Incentive Fees. In the event that Advisor does not elect to receive an Incentive Fee under clause (a) for a fiscal year in which Advisor would be entitled to receive such Incentive Fee, Advisor may elect to (i) carry over the Incentive Fee payable under clause (a) for such fiscal year, in which case such amount will be added to a future Incentive Fee payable under this Section 3.2, at Advisor’s discretion or (ii) with respect to contiguous fiscal years only, calculate the Incentive Fee payable under clause (a) with respect to such fiscal years, in which case Net Appreciated Asset Value will be calculated as the net change in the value of net assets over such fiscal years (net of any asset value reductions carried over from prior years).

                                       (d)          Termination. In the event that this Agreement is terminated prior to the last day of any fiscal year, the Incentive Fee under clause (a) for that fiscal year will be computed as if the termination date was the end of such fiscal year. Upon termination of this Agreement, except as set forth above, Advisor will not be entitled to an Incentive Fee under clause (a); however, Advisor will continue to be entitled to receive Incentive Fees under clause (b) with respect to Distributions until the assets of SCH are liquidated in full.

                                       (e)          Form of Payment. Unless otherwise mutually agreed, Incentive Fees will be paid in cash, in U.S. dollars. If SCH does not have liquid assets sufficient to make a required Incentive Fee payment at the time required, Advisor may liquidate SCH assets, in Advisor’s discretion, in order to make such payment.

                                       (f)          Valuation of Assets. For purposes of valuing the assets of SCH under clause (a) and for valuing non-U.S. dollar denominated assets included within any Distribution, the following will apply. Advisor and SCH will attempt to reach mutual agreement with respect to such value within 30 days following notice by the party seeking such valuation, and if such mutual agreement is reached, the value of such assets will be the mutually agreed value. If such agreement is not reached within such time period, the parties will appoint a mutually acceptable independent appraiser within 15 days to make a determination in good faith of such value, and if such appraiser is so appointed, the value of such assets will be the value assigned by such appraiser. SCH will pay the expenses of such appraiser. If the parties fail to agree upon an appraiser within such period, each party will appoint an appraiser at such party’s expense within 15 days, and such appraisers will within another 10 days appoint a third appraiser, whose expenses will initially be paid by SCH. Such appraisers will make a determination of the value of such assets. The value of the assets will be the average of the three values. If the value ascribed by the third appraiser is closer to the value ascribed by the appraiser appointed by Advisor, then Advisor will reimburse SCH for half of the cost of the third advisor.

                       3.3          Expenses. In addition to the Management Fee and Incentive Fee described above, SCH will be responsible for all expenses related to the management of SCH, including all custodian fees and expenses, sub-adviser performance fees, sub-adviser asset-based fees, bank service fees, wire transfer fees, exchange fees, debit-balance interest and similar administrative and transaction costs. These costs and expenses will be debited to SCH as they are incurred and will be promptly paid by SCH.

          4.          Management Fee Billing. SCH specifically authorizes its custodian bank(s) to pay Advisor the Management Fee and Incentive Fee upon receipt of Advisor’s invoice, pursuant to Section 4 of this agreement.

          5.          Standard of Care. SCH acknowledges that the investment strategies contemplated for SCH entail inherent risks and that Advisor does not guarantee either that SCH will realize any particular return or that there will not be losses by SCH.

          6.          Information and Confidentiality.

                       6.1          Information to be Provided to Advisor by SCH. SCH hereby agrees to provide to Advisor such information regarding SCH and its properties, business and affiliates as Advisor shall reasonably request for the purpose of filing with the United States Securities and Exchange Commission or other applicable governmental authorities any reports or other filings, including any amendments or updates thereto, required by applicable law to be filed by Advisor and/or its managers, members, employees and affiliates in connection with this Agreement and the performance of the Services by Advisor. SCH hereby represents and warrants that such information provided by SCH shall be complete and accurate as of the time such information is provided to Advisor, and that SCH will promptly notify Advisor of any changes in such information during the term of this Agreement and for such additional periods following the termination of this Agreement as Advisor and/or its managers, members, employees and affiliates may be required to make such regulatory filings

                       6.2          Confidentiality. Advisor and SCH acknowledge that they will acquire information and materials from each other and knowledge about each other’s business, financial condition, products, programming techniques, experimental work, customers and suppliers and that all such knowledge, information and materials acquired are and will be the trade secrets and confidential and proprietary information of such other party (collectively, the “Confidential Information”). Confidential Information will not include, however, any information that is or becomes part of the public domain through no fault of the receiving party or that the disclosing party regularly gives to third parties without restriction on use or disclosure. Advisor and SCH hereby agree to use all reasonable efforts to keep such Confidential Information in strict confidence and to not disclose it to others; provided, however, that the provisions of this Section 7.2 will not restrict Advisor and its managers, members, employees and affiliates from disclosing SCH’s Confidential Information to the extent required by any law or regulation or to the extent required to perform the Services hereunder.

          7.          Relationship of Parties.

                       7.1          Independent Contractor. Advisor is an independent contractor to, and is not an employee of, SCH. Except as expressly set forth herein, Advisor has no authority to bind SCH by contract or otherwise. Advisor will determine, in Advisor’s sole discretion, the manner and means by which the Services are accomplished, subject to the requirement that Advisor shall at all times comply with applicable law. SCH has no right or authority to control the manner or means by which the Services are accomplished.

                       7.2          Employment Taxes and Benefits. Advisor will report as income all compensation received by Advisor pursuant to this Agreement. Advisor will indemnify SCH and hold it harmless from and against all claims, damages, losses and expenses, including reasonable fees and expenses of attorneys and other professionals, relating to any obligation imposed by law on SCH to pay any withholding taxes, social security, unemployment or disability insurance, or similar items in connection with compensation received by Advisor pursuant to this Agreement. Advisor will not be entitled to participate in any plans, arrangements, or distributions by SCH pertaining to any bonus, stock option, profit sharing, insurance or similar benefits for SCH’s employees.

                       7.3          Liability Insurance. Advisor will maintain adequate insurance to protect Advisor from the following: (i) claims under workers’ compensation and state disability acts; (ii) claims for damages because of bodily injury, sickness, disease or death that arise out of any negligent act or omission of Advisor or its managers, members or employees; and (iii) claims for damages because of injury to or destruction of tangible or intangible property, including loss of use resulting therefrom, that arise out of any negligent act or omission of Advisor or its managers, members or employees.

          8.          Mutual Indemnification.

                       8.1          Indemnification by Advisor. Advisor will indemnify and hold harmless SCH and its officers, directors, agents and affiliates (the “SCH Indemnified Parties”) from and against, and at SCH’s option, Advisor will defend the SCH Indemnified Parties against all claims, damages, losses and expenses (or actions, including shareholder actions, in respect thereof), including court costs and reasonable fees and expenses of attorneys, expert witnesses, and other professionals (“Losses”) arising out of or resulting from, and, any action by a third party that is based on any grossly negligent act or omission or willful conduct of Advisor or its managers, members or employees that result in: (a) any bodily injury, sickness, disease or death; (b) any injury or destruction to tangible or intangible property (including computer programs and data) or any loss of use resulting therefrom; or (c) any violation of any statute, ordinance, or regulation.

                       8.2          Indemnification by SCH. SCH will indemnify and hold harmless Advisor and its managers, members, employees and affiliates (the “Advisor Indemnified Parties”) from and against, and at Advisor’s option, SCH will defend the Advisor Indemnified Parties against all Losses (a) which are related to or result from the performance by Advisor of the Services contemplated by or the engagement of Advisor pursuant to this Agreement or (b) arising out of or resulting from any action by a third party that is based on any negligent act or omission or willful conduct of SCH or its employees (including any negligent or willful misstatement in, or omission from, the information provided and to be provided by SCH to Advisor hereunder) that results in: (i) any bodily injury, sickness, disease or death; (ii) any injury or destruction to tangible or intangible property (including computer programs and data) or any loss of use resulting therefrom; or (iii) any violation of any statute, ordinance, or regulation.

          9.          Termination. This Agreement may be terminated: (i) at any time upon mutual agreement of SCH and Advisor; and (ii) by SCH or Advisor on 90 days written notice to Advisor or SCH, as applicable. The provisions of Sections 6, 8, 9 and 10 hereof will survive the termination of this Agreement.

          10.        Miscellaneous.

                       10.1         Assignment. Advisor may not assign Advisor’s rights or delegate Advisor’s obligations under this Agreement either in whole or in part without the prior written consent of SCH. Any attempted assignment or delegation without such consent will be void.

                       10.2         Complete Understanding; Modification. This Agreement constitutes the complete and exclusive understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior understandings and agreements (including without limitation that certain Management Agreement by and between SCH and Joseph Waechter, dated June 21, 2002), whether written or oral, with respect to the subject matter hereof. Any waiver, modification or amendment of any provision of this Agreement will be effective only if in writing and signed by Advisor and SCH.

                       10.3         Governing Law; Severability. This Agreement will be governed by and construed in accordance with the laws of the State of California, excluding that body of law pertaining to conflict of laws. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in the Northern District of California and the parties hereby consent to the personal jurisdiction and venue therein. If any provision of this Agreement is for any reason found to be unenforceable, the remainder of this Agreement will continue in full force and effect.

                       10.4         Attorney’s Fees. If any action is necessary to enforce the terms of this Agreement, the substantially prevailing party will be entitled to reasonable attorneys’ fees, costs and expenses in addition to any other relief to which such prevailing party may be entitled.

                       10.5         Successors.This Agreement shall be binding upon, and inure to the benefit of, SCH and Advisor and their respective successors and permitted assigns.

                       10.6         Waiver.The waiver of any breach of any provision of this Agreement shall not constitute a waiver of any subsequent breach of the same or other provisions hereof.

                       10.7         Notices.Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (a) at the time of personal delivery, if delivery is in person; (b) one business day after deposit with an express overnight courier for United States deliveries, or two business days after such deposit for deliveries outside of the United States; or (c) three business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries. All notices for delivery outside the United States will be sent by express courier. All notices not delivered personally will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address set forth below the signature lines of this Agreement or at such other address as such other party may designate by one of the indicated means of notice herein to the other parties hereto.

                       10.8         Titles and Headings.The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to “sections” and “exhibits” will mean “sections” and “exhibits” to this Agreement.

                       10.9         Counterparts. This Agreement may be executed in counterparts.

          IN WITNESS WHEREOF, SCH and Advisor have caused this Agreement to be executed by their duly authorized representatives, as of the date first written above.

SUNRA CAPITAL HOLDINGS LIMITED		CALIFORNIA PACIFIC CAPITAL LLC

By:	/s/ Toshio Masuda	By:	/s/ Joseph Waechter

Joseph Waechter, Its Manager

Name: Toshio Masuda		50 California Street, Suite 1500
Title: Chairman		San Francisco, CA 94111

[SIGNATURE PAGE TO MANAGEMENT AGREEMENT]